Exhibit 99.2

        [Hilton Letterhead]

March 28, 2002

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

Arthur Andersen LLP ("Andersen") has represented to Hilton Hotels Corporation that its audit was subject to Andersen's quality control system for the U.S. accounting and auditing practice to provide reasonable assurance that the engagement was conducted in compliance with professional standards and that there was appropriate continuity of Andersen personnel working on the audit and availability of national office consultation. Availability of personnel at foreign affiliates of Andersen is not relevant to this audit.

Sincerely,
/s/ ROBERT M. LA FORGIA Robert M. La Forgia Senior Vice President and Controller